[COOLEY GODWARD LLP. LOGO]	ATTORNEYS AT LAW	Broomfield, CO
720 566-4000

Reston, VA
703 456-8000
Five Palo Alto Square
	3000 El Camino Real	San Diego, CA
	Palo Alto, CA	858 550-6000
94306-2155
	Main 650 843-5000	San Francisco, CA
	Fax 650 849-7400	415 693-2000

June 2, 2005	www.cooley.com

Via EDGAR and Facsimile	KATHRYN WALKER HALL
(650) 843-5730
khall@cooley.com

Mr. Jeffrey Riedler, Esq.
Ms. Song Brandon, Esq.
Mr. John Krug, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop: 3-09
Washington, D.C. 20549

Re:	XenoPort, Inc.
Registration Statement on Form S-1
SEC File No. 333-122156

Ladies and Gentlemen:

     In connection with Amendment No. 4 to the Registration Statement on Form S-1, File No. 333-122156, filed with the Securities and Exchange Commission (the “Commission”) by XenoPort, Inc. (the “Company”) on May 27, 2005 (the “Registration Statement”), on behalf of the Company and at the request of Song Brandon, we hereby supplementally provide the Commission with the information set forth below.

     The Company’s collaboration agreement with ALZA Corporation referenced on page 36 of the Registration Statement terminated in March of 2005. As a result of the termination, the Company will not be entitled to receive any future payments under this agreement.

     As of March 31, 2005, the amount outstanding under the GATX Ventures, Inc. loan agreement referenced on page 28 of the Registration Statement was $109,447.95. As of March 31, 2005, the amount outstanding under the Transamerica Technology Finance Corporation loan agreement referenced on page 28 of the Registration Statement was $377,329.78. No further amounts may be drawn down under either of these loan agreements. The amount outstanding under the GATX agreement constituted approximately 0.2% of the Company’s cash and cash equivalents and short-term investments as of March 31, 2005. The amount outstanding under the Transamerica agreement constituted approximately 0.7% of the Company’s cash and cash equivalents and short-term investments as of March 31, 2005. As a result, the Company continues to believe that these agreements are not material to the Company or its financial position.

June 2, 2005
Page Two

     Please do not hesitate to call me at (650) 843-5730 or Heather Turner at (650) 843-5464 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Kathryn Walker Hall

Kathryn Walker Hall

cc:	Ronald Barrett, Ph.D. (XenoPort, Inc.)
William Rieflin (XenoPort, Inc.)
William Harris (XenoPort, Inc.)
Suzanne Sawochka Hooper, Esq. (Cooley Godward LLP)
Bruce Dallas, Esq. (Davis Polk & Wardwell)